AMENDMENT NO. 1

TO TENDER OFFER AND STANDSTILL AGREEMENT

This Amendment No. 1 (the "Amendment") to the Tender Offer and Standstill Agreement dated August 23, 2023, (the "Agreement"), by and among MFS High Yield Municipal Trust (the “Fund”) and Massachusetts Financial Services Company (“MFS” and, together with the Fund, the “Fund Parties”) and Bulldog Investors, LLP (d/b/a Bulldog Investors) and its employees and “affiliated persons” (as that term is defined in the Investment Company Act of 1940, as amended) (collectively, “Bulldog”) (the Fund Parties and Bulldog are collectively referred to as the “Parties”), on behalf of Special Opportunities Fund and any other clients of Bulldog which have an interest in the Fund (or may have an interest in the Fund for the duration of the Agreement) and for which Bulldog has discretionary authority to act on their behalf.

WHEREAS, pursuant to Section 9 of the Agreement, the Agreement may be amended only by a written instrument signed by the Parties; and

WHEREAS, the Parties desire to amend the Agreement to, among other things, extend the term of the Agreement and certain provisions thereof as set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the Parties hereby agree as follows:

1.	Section 1(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(c) The Board of Trustees of the Fund shall approve a liquidity event for the Fund (the “Liquidity Event”), unless the Average Trading Discount (as defined below) of the Shares is equal to or less than 7.50% for the entirety of a Trigger Period (as defined below), in which case such approval of the Liquidity Event shall not be required. For avoidance of doubt, if the Average Trading Discount of the Shares is equal to or less than 7.50% for the entirety of a Trigger Period, this Section 1(c) will not require any further action by the Fund’s Board of Trustees, the Fund or MFS.

“Trigger Period” means any consecutive 30 calendar day period occurring between July 15, 2025 and December 31, 2025. Each Trigger Period shall commence as of 12:01 a.m. EST on the first calendar day and shall end as of 11:59 p.m. EST on the 30th calendar day of such period.

“Average Trading Discount” means the simple average of the trading discounts (and premiums, as the case may be) of the Shares on each day the NYSE is open for trading (each a “Business Day”) during a Trigger Period, with the trading discount (or premium) on each Business Day equal to the percentage difference between the NAV of the Shares and the trading price of the Shares as of the close of regular trading on the NYSE on such Business Day (the “closing price”), with a trading price below NAV expressed as a positive percentage (i.e., percentage discount) and a trading price above NAV as a negative percentage (i.e., percentage premium).1 MFS shall perform such calculations as soon as practical after each Business Day during a Trigger Period in good faith and on a consistent basis using the Fund’s published daily NAV calculations and the closing price of the Shares as published by Bloomberg.

1 For example, if the closing price of the Shares is $6 and the NAV $8 on a Business Day, and the closing price of the Shares is $11 and the NAV $10 on the next Business Day, the Average Trading Discount for those two Business Days would be 7.5%, which is the simple average of a 25% discount on the first Business Day and a 10% premium (-10%) on the second Business Day.

For the avoidance of doubt, nothing in the Agreement precludes the Fund’s Board of Trustees from taking action regarding the Fund in accordance with its fiduciary duty to the Fund.

2.	Section 2(b) of the Agreement is hereby deleted and replaced in its entirety with the following:

“(b) Bulldog shall, from the time of the Announcement through the Release Date (as defined below):

(i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals (including proposing any nominees for election) concerning the Fund; (ii) vote in accordance with the recommendations of the Board of Trustees of the Fund on nominees for election as Trustees of the Fund; (iii) vote in accordance with the recommendations of the Board of Trustees on any other non-extraordinary matters affecting the Fund provided that Bulldog reasonably determines that voting in accordance with such recommendations does not violate any legal requirements; (iv) refrain from directly or indirectly soliciting or encouraging others to vote against the recommendations of the Board of Trustees on any non-extraordinary matters affecting the Fund; (v) refrain from granting a proxy with respect to Shares of the Fund other than to officers of, or other persons named as proxies by, the Fund; (vi) refrain from executing any written consent with respect to the Shares of the Fund other than as may be solicited by the Fund; (vii) refrain from joining or participating in a newly formed group concerning the Fund; (viii) refrain from seeking the removal of any member of the Board of Trustees of the Fund; (ix) refrain from seeking control or influence over the management or policies of the Fund; and (x) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(b). Notwithstanding anything to the contrary in this Section 2(b), any investment company that is advised by Bulldog or its affiliates shall vote its shares of the Fund to the extent it would be required by one of the methods prescribed in Section 12(d)(1) of the Investment Company Act of 1940, as amended.

For the purposes of this Agreement and subject to the foregoing, the “Release Date” will be the earliest of the following: (a) 11:59 p.m. EST on December 31, 2025, or (b) such other date as the Parties may agree in writing.”

3.	Section 13 of the Agreement is hereby deleted and replaced in its entirety with the following:

“13. Term and Termination. This Agreement shall remain in effect until the earliest of the following: (a) 11:59 p.m. EST on December 31, 2025, or (b) such other date as the Parties may agree in writing.”

4.	Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with its terms. This Amendment shall not itself be amended except as part of any future amendment to the Agreement effected in accordance with the terms thereof.

5.	If any provision of this Amendment shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Amendment shall not be affected thereby. This Amendment embodies the entire agreement and understanding between the Parties hereto, and supersedes all prior agreement and understandings relating to this Amendment's subject matter.

6.	This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures on this Amendment may be communicated by electronic transmission (which shall include email but not facsimile) and shall be binding on the Parties so transmitting their signatures.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their officers designated below as of July 15, 2025.

BULLDOG INVESTORS, LLP

By: /s/ Phillip Goldstein

Name: Phillip Goldstein

Title: Managing Partner

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By: /s/ Heidi Hardin

Name: Heidi Hardin

Title: EVP & General Counsel

MFS HIGH YIELD MUNICIPAL TRUST

By: /s/ David DiLorenzo

Name: David DiLorenzo

Title: Fund President

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